UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                            FOR THE TRANSITION PERIOD

Beginning     November 8, 2000            and Ending          December 31, 2000
            ------------------                              -------------------



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                          KEYSPAN UTILITY SERVICES LLC
                          -----------------------------
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                     ---------------------------------------
                           ("Mutual" or "Subsidiary")

Date of Incorporation       May 7, 1998
                           -------------

If not Incorporated, Date of Organization       N/A
                                               ------

State of Sovereign Power under which Incorporated or Organized      New York
                                                                  ------------

Location of Principal Executive Offices of Reporting Company       Brooklyn, NY
                                                                 ---------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Ronald S. Jendras     VP, Controller and Chief Acctg. Officer
----------------------------------------------------------------
       (Name)                                    (Title)

                     1 Metrotech Center, Brooklyn, NY 11201
                     --------------------------------------
                                    (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                               KEYSPAN CORPORATION

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

Consistent with KeySpan Corporation's Application/Declaration on Form U-1 (File No. 70- 09699), the Commission authorized the approval of certain interim measures relating to the implementation of the service company system for the intrasystem provision of goods and services until January 1, 2001. The Commission authorized a transition period beginning November 8, 2000 and ending December 31, 2000, at which time KeySpan was to fully implement its service company plan. By permission of the Commission, this Form U-13-60 contains abbreviated information for the transition period. The abbreviated information consists of the Balance Sheet and Statement of Income of KeySpan Utility Services LLC ("KUS"), including the companies KUS provided services to and the dollar amounts of such services, as well as a list of any unaffiliated entities to which KUS obtained services and the dollar amounts.



                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                  ---------------------------------------------

                                                                       Schedule or               Page
Description of Schedules and Accounts                                  Account. Number           Number
-------------------------------------                                  ---------------           ------
BALANCE SHEET                                                          Schedule I                   4-5

         Notes to Financial Statements                                 Schedule XIV                 6-7

STATEMENT OF INCOME                                                    Schedule XV                    8

            Analysis of Billing - Associate Companies                  Account 499                    9

            Analysis of Billing - Nonassociate Companies               Account 454                   10

            Analysis of Charges for Service - Associate
               And Nonassociate Companies                              Schedule XVI                  11

            Schedule of Expense Distribution by Department
                Or Service Function                                    Schedule XVII              12-14

            Outside Services Employed                                                                15


                                   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                   --------------------------------------------

                                                                                                    Page
Description of Reports or Statements                                                              Number
------------------------------------                                                              ------

Organization Chart                                                                                   16



                 ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                               As of
                                                                                           December 31,
   Account                                  Description                                         2000
--------------     ---------------------------------------------------------------        ----------------
                   ASSETS AND OTHER DEBIT ACCOUNTS

                   Service Company Property
          101      Service company property                                                             -
          107      Construction work in progress                                                        -
                                                                                          ----------------
                                                                   Total Property                       -
          108      Accumulated provision for depreciation and amortization
                      of service company property                                                       -
                                                                                          ----------------
                                                     Net Service Company Property                       -
                                                                                          ----------------

                   Investments
          123      Investment in associate companies                                                    -
          124      Other investments                                                                    -
                                                                                          ----------------
                                                                Total Investments                       -
                                                                                          ----------------


                   Current and Accrued Assets
          131      Cash                                                                                 -
          134      Special deposits                                                                     -
          135      Working funds                                                                        -
          136      Temporary cash investments                                                           -
          141      Notes receivable                                                                     -
          143      Accounts receivable                                                                (87)
          144      Accumulated provision for uncollectible accounts                                     -
          146      Accounts receivable from associate companies                                    16,188
          152      Fuel stock expenses undistributed                                                    -
          154      Materials and supplies                                                               -
          163      Stores expense undistributed                                                         -
          165      Prepayments                                                                        111
          174      Miscellaneous current and accrued assets                                             -
                                                                                          ----------------
                                                 Total Current and Accrued Assets                  16,212
                                                                                          ----------------

                   Deferred Debits
          181      Unamortized debt expense                                                             -
          184      Clearing accounts                                                                    -
          186      Miscellaneous deferred debits                                                        -
          188      Research, development or demonstration expenditures                                  -
          190      Accumulated deferred income taxes                                                  182
                                                                                          ----------------
                                                            Total Deferred Debits                     182
                                                                                          ----------------

                                                                                          ----------------
                   Total Assets and Other Debit Accounts                                           16,394
                                                                                          ================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
  (In Thousands)

                                                                                               As of
                                                                                           December 31,
   Account                                  Description                                         2000
--------------     ---------------------------------------------------------------        ----------------
                   LIABILITIES AND OTHER CREDIT ACCOUNTS

                   Proprietary Capital
          200      Common stock issued                                                             (2,206)
          211      Miscellaneous paid-in-capital                                                        -
          215      Appropriated retained earnings                                                       -
          216      Unappropriated retained earnings                                                   218
                                                                                          ----------------
                                                        Total Proprietary Capital                  (1,988)
                                                                                          ----------------

                   Long-Term Debt
          223      Advances from associate companies                                               10,126
          224      Other long-term debt                                                                 -
          225      Unamortized premium on long-term debt                                                -
          226      Unamortized discount on long-term debt                                               -
                                                                                          ----------------
                                                             Total Long-Term Debt                  10,126
                                                                                          ----------------

                   Current and Accrued Liabilities
          231      Notes payable                                                                        -
          232      Accounts payable                                                                   630
          233      Notes payable to associate companies                                                 -
          234      Accounts payable to associate companies                                          7,859
          236      Taxes accrued                                                                        -
          237      Interest accrued                                                                     -
          238      Dividends declared                                                                   -
          241      Tax collections payable                                                           (666)
          242      Miscellaneous current and accrued liabilities                                    1,497
                                                                                          ----------------
                                            Total Current and Accrued Liabilities                   9,320
                                                                                          ----------------

                   Deferred Credits
          253      Other deferred credits                                                               -
          255      Accumulated deferred investment tax credits                                          -
                                                                                          ----------------
                                                           Total Deferred Credits                       -
                                                                                          ----------------

                   Accumulated Deferred Income Taxes
          282      Accumulated deferred income taxes                                               (1,064)
                                                                                          ----------------
                                                Accumulated Deferred Income Taxes                  (1,064)
                                                                                          ----------------

                   Total Liabilities and Other Credit Accounts                                     16,394
                                                                                          ================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                  For the Transition Period Ended December 31, 2000
                  Schedule XIV - Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Organization of the Company
KeySpan Utility Services LLC (KUS or the Company) is a wholly-owned subsidiary of KeySpan Corporation (KeySpan), a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and Energy North, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company, KeySpan Gas East Corporation, Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc., KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC. KUS provides (a) gas and electric transmission and distribution planning, (b) marketing (planning, administration and support),
(c) gas supply planning and procurement, (d) research, development and demonstration, and (e) meter repair operations. KUS only provides these services to The Brooklyn Union Gas Company, KeySpan Gas East Corporation, KeySpan Electric Services LLC and KeySpan Energy Trading Services LLC. KeySpan Corporate Services LLC (KCS), another KeySpan service company, provides traditional corporate and administrative services to most KeySpan subsidiaries.

KUS maintains its accounts in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission (SEC). The accounting policies of KUS conform to generally accepted accounting principles (GAAP).

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and temporary investments purchased with an original maturity of three months or less.

Income Taxes
KeySpan and its subsidiaries file a consolidated federal income tax return. A tax sharing agreement between KeySpan and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes have been recognized for tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates.

Fair Value of Financial Instruments
The carrying amounts of financial instruments on KUS's books are a reasonable estimate of their fair value.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                For the Transition Period Ended December 31, 2000
                  Schedule XIV - Notes to Financial Statements
                                   (Continued)


Note 2 - Postretirement Benefits

The Company participates in the KeySpan noncontributory defined pension plans, which cover substantially all employees. Benefits are based on years of service and compensation. Funding for pensions is in accordance with federal law and regulations. Net pension income allocated to KUS for the period November 8, 2000 through December 31, 2000 was $ 0.6 million.

The Company participates in the KeySpan noncontributory defined benefit plans covering certain health care and life insurance benefits for retired employees. KeySpan has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to certain limitations contained in the Internal Revenue Code. Postretirement benefit income allocated to KUS for the period November 8, 2000 through December 31, 2000 was $ 0.1 million.


Note 3 - Workforce Reduction Programs

As a result of the Eastern and ENI acquisitions, KeySpan has implemented an early retirement program and a severance program in an effort to reduce its workforce. The early retirement program was completed in December 2000. KUS recorded a charge of $0.8 million to reflect the termination benefits for pension and other postretirement benefits related to its employees who voluntarily elected early retirement.


Note 4 - Notes Payable to Associate Companies (Long-Term)

At December 31, 2000, KUS had $10 million of notes payable to KeySpan. The interest rates on these notes is 7.25% and is related to a certain outstanding series of debt of KeySpan. These notes do not have any maturity date. This debt supports a capital structure of 90% debt / 10% equity as prescribed by the SEC.


Note 5 - Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted Brooklyn Union and KeySpan Gas East from lending to the utility money pool but they are able to borrow from the utility money pool.


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
                         Period Ended December 31, 2000
                               SCHEDULE XV
                           STATEMENT OF INCOME
                              (In Thousands)
---------------------------------------------------------------------------------------------
                                                                              TRANSITION
   ACCOUNT                             DESCRIPTION                              PERIOD
---------------------------------------------------------------------------------------------
        INCOME
499            SERVICES RENDERED TO ASSOCIATE COMPANIES                               $5,028
                                                                           ------------------
                                      TOTAL INCOME                                    $5,028
                                                                           ------------------

       EXPENSE
925            INJURIES AND DAMAGES                                                     ($34)
926            EMPLOYEE PENSIONS AND BENEFITS                                            690
930.2          MISCELLANEOUS GENERAL EXPENSES                                         (1,183)
939            INTERCOMPANY EXPENSES                                                   5,037
408            TAXES OTHER THAN INCOME                                                  (102)
409            INCOME TAXES                                                             (118)
410            PROVISION FOR DEFERRED INCOME TAXES                                       448
411            PROVISION FOR DEFERRED INCOME TAXES-CR                                   (190)
426.5          OTHER DEDUCTIONS                                                            6
427            INTEREST ON LONG-TERM DEBT                                                210
428            AMORTIZATION OF DDE                                                         7
                                                                           ------------------
               TOTAL EXPENSE                                                          $4,771
                                                                           ------------------

                                                                           ------------------
               NET INCOME OR (LOSS)                                                     $257
                                                                           ==================



               ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
             Period Ended December 31, 2000
----------------------------------------------------------------------------------------------------------------------
                            ANALYSIS OF BILLING
                            ASSOCIATE COMPANIES
                                ACCOUNT 499
                              (In Thousands)
----------------------------------------------------------------------------------------------------------------------
                                                                              DIRECT/      COMPENSATION      TOTAL
                         NAME OF ASSOCIATE COMPANY                           INDIRECT       FOR USE OF       AMOUNT
                                                                               COSTS         CAPITAL         BILLED
----------------------------------------------------------------------------------------------------------------------
KeySpan Corporation                                                                  $8              $0         $8
KeySpan Electric Services LLC                                                     2,191               0      2,191
KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island            2,202               0      2,202
KeySpan Generation LLC                                                              624               0        624
KeySpan Ravenswood Services Corp.                                                     3               0          3
                                                                            ---------------------------------------

                                                                      TOTAL      $5,028              $0     $5,028
                                                                            =======================================







        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
                         Period Ended December 31, 2000
----------------------------------------------------------------------------------------------------------------
                 ANALYSIS OF BILLING
                NONASSOCIATE COMPANIES
                     ACCOUNT 454
                    (In Thousands)
----------------------------------------------------------------------------------------------------------------
                                                                  DIRECT/         COMPENSATION        TOTAL
             NAME OF NONASSOCIATE COMPANY                         INDIRECT         FOR USE OF         AMOUNT
                                                                   COSTS            CAPITAL           BILLED
----------------------------------------------------------------------------------------------------------------
                         NONE


                                                               -------------------------------------------
                                                       TOTAL         $0                   $0           $0
                                                               ===========================================

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:


         ANNUAL REPORT OF KEYSPAN UTILTY SERVICES LLC For the Transition
                         Period Ended December 31, 2000
                           SCHEDULE XVI
                  ANALYSIS OF CHARGES FOR SERVICE
               ASSOCIATE AND NONASSOCIATE COMPANIES
                          (In Thousands)
---------------------------------------------------------------------------------------------------------------------
                                                                         TOTAL             TOTAL
                                                                       ASSOCIATE        NONASSOCIATE
   ACCOUNT                         DESCRIPTION                         COMPANIES         COMPANIES         TOTAL
---------------------------------------------------------------------------------------------------------------------
925           INJURIES AND DAMAGES                                           ($34)                $0         ($34)
926           EMPLOYEE PENSIONS AND BENEFITS                                  690                  0          690
930.2         MISCELLANEOUS GENERAL EXPENSES                               (1,183)                 0       (1,183)
939           INTERCOMPANY EXPENSES                                         5,037                  0        5,037
408           TAXES OTHER THAN INCOME                                        (102)                 0         (102)
409           INCOME TAXES                                                   (118)                 0         (118)
410           PROVISION FOR DEFERRED INCOME TAXES                             448                  0          448
411           PROVISION FOR DEFERRED INCOME TAXES-CR                         (190)                 0         (190)
426.5         OTHER DEDUCTIONS                                                  6                  0            6
427           INTEREST ON LONG-TERM DEBT                                      210                  0          210
428           AMORTIZATION OF DDE                                               7                  0            7
                                                                    ----------------------------------------------

              TOTAL COST OF SERVICE                                        $4,771                 $0       $4,771
                                                                    ==============================================




        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
                         Period Ended December 31, 2000
                         SCHEDULE XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                        (In Thousands)
-------------------------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                                                                ---------------------------------------------------------

                                                                             DEPARTMENT OR SERVICE FUNCTION
                                                                ---------------------------------------------------------

                                                                               CENTRAL       CORPORATE       ELECTRIC
                                                                   TOTAL        FIELD          COST          SALES &
  ACCT                        DESCRIPTION                         AMOUNT      SERVICES        CENTER        MARKETING
-------------------------------------------------------------------------------------------------------------------------
925      INJURIES AND DAMAGES                                       ($34)           $0            ($34)            $0
926      EMPLOYEE PENSIONS AND BENEFITS                              690             0             690              0
930.2    MISCELLANEOUS GENERAL EXPENSES                           (1,183)            0          (1,183)             0
939      INTERCOMPANY EXPENSES                                     5,037           114             589            753
408      TAXES OTHER THAN INCOME                                    (102)            0            (102)             0
409      INCOME TAXES                                               (118)            0            (118)             0
410      PROVISION FOR DEFERRED INCOME TAXES                         448             0             448              0
411      PROVISION FOR DEFERRED INCOME TAXES-CR                     (190)            0            (190)             0
426.5    OTHER DEDUCTIONS                                              6             0               6              0
427      INTEREST ON LONG-TERM DEBT                                  210             0             210              0
428      AMORTIZATION OF DDE                                           7             0               7              0
                                                                ------------------------------------------------------

         TOTAL COSTS                                              $4,771          $114            $323           $753
                                                                ======================================================



        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
                         Period Ended December 31, 2000
                            SCHEDULE XVII (CONTINUED)
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
 (In Thousands)
--------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                  --------------------------------------------------------------------------------------
                             DEPARTMENT OR SERVICE FUNCTION
                  --------------------------------------------------------------------------------------
                        ELECTRIC                                             GAS              GAS
                        SYSTEMS                             GAS           PLANNING &        SALES &
     ACCOUNT         PLANNING & DEV      EXECUTIVE      ENGINEERING         ADMIN          MARKETING
--------------------------------------------------------------------------------------------------------
925                          $0             $0               $0               $0              $0
926                           0              0                0                0               0
930.2                         0              0                0                0               0
939                         368            115               98              491           1,149
408                           0              0                0                0               0
409                           0              0                0                0               0
410                           0              0                0                0               0
411                           0              0                0                0               0
426.5                         0              0                0                0               0
427                           0              0                0                0               0
428                           0              0                0                0               0
                  -------------------------------------------------------------------------------

TOTAL COSTS                $368           $115              $98             $491          $1,149
                  ===============================================================================




        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
                         Period Ended December 31, 2000

                            SCHEDULE XVII (CONTINUED)
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
 (In Thousands)
--------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Account)

                  --------------------------------------------------------------
                              DEPARTMENT OR SERVICE FUNCTION
                  --------------------------------------------------------------
                                                          STRATEGIC
                     OPERATIONS        PRODUCTION        MARKETING &
     ACCOUNT           SUPPORT          PLANNING          E-COMMERCE
--------------------------------------------------------------------------

925                              $0               $0                   $0
926                               0                0                    0
930.2                             0                0                    0
939                             828              497                   35
408                               0                0                    0
409                               0                0                    0
410                               0                0                    0
411                               0                0                    0
426.5                             0                0                    0
427                               0                0                    0
428                               0                0                    0
                  --------------------------------------------------------
TOTAL COSTS                    $828             $497                  $35
                  ========================================================


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Transition
                         Period Ended December 31, 2000
                            OUTSIDE SERVICE EMPLOYED
                                 (In Thousands)
------------------------------------------------------------------------------------------------------------------------
INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                              RELATIONSHIP
                                                 DESCRIPTION OF              "A"= ASSOCIATE
          FROM WHOM PURCHASED                   LARGEST INVOICE            "NA"= NONASSOCIATE      AMOUNT     ACCOUNT
------------------------------------------------------------------------------------------------------------------------







                 NONE


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                  ORGANIZATION CHART (AS OF DECEMBER 31, 2000)



President and Chief Operating Officer

   Vice President, Energy Supply

   Vice President, Gas Sales and Marketing

   Vice President, Controller and Chief Accounting Officer

   Vice President and Secretary

   Vice President and Treasurer

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                          KEYSPAN UTILITY SERVICES LLC
                          ----------------------------
                           (Name of Reporting Company)




                            By: /s/ Ronald S. Jendras
                            ------------------------------
                                (Signature of Signing Officer)

                                Ronald S. Jendras
                                Vice President, Controller and Chief Acctg.
                                Officer
                                ------------------------------------------------
                                (Printed Name & Title of Signing Officer)

                                Date: April 30, 2001